November 5, 2007

Thomas W. Weisel
Chairman and Chief Executive Officer
Thomas Weisel Partners Group Inc.
One Montgomery Street
San Francisco, CA 94104

Re: Thomas Weisel Partners Group Inc.
Preliminary Proxy Statement on Schedule 14A
Registration No. 0-51730
Filed on October 25, 2007

Dear Mr. Weisel:

This is to advise you that we have reviewed your Preliminary Proxy Statement on Schedule 14A, filed on October 25, 2007, and have the following comment:

1.   In your description on page 28 of the merger consideration to be received by the shareholders of Westwind, you have provided consideration amounts on an aggregate basis. Please revise to disclose the per share consideration amount (including the cash amount and/or number of shares) or, alternatively, provide an example of how the per share consideration will be calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Angela McHale at (202) 551-3402 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director